SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEON COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64050T 101

(CUSIP Number)

Karen Singer, as Trustee of the Singer Children Management Trust

212 Vaccaro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Karen Singer, as Trustee of the Singer Children Management Trust

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		4,556,008
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 4,556,008
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,556,008 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.7%

14	Type of Reporting Person (See Instructions)

IN

This Schedule 13D (the “Schedule 13D”) is being filed to amend the Schedule 13G (as amended) initially filed by Karen Singer, as Trustee (the “Reporting Person”) of the Singer Children Management Trust (the “Trust”), relating to the Common Stock (as defined below) of the Issuer (as defined below).

Item 1. Security and Issuer

The Schedule 13D is being filed on behalf of the Reporting Person and relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Neon Communications Group, Inc., 2200 West Park Drive, Westborough, Massachusetts 01581 (the “Issuer”). The amounts of Common Stock reported in this Schedule 13D includes the Reporting Person’s holdings of shares of convertible preferred stock, which is convertible into Common Stock at a rate of one share of Common Stock for each share of convertible preferred stock (the “Preferred Stock”).

Item 2. Identity and Background

(a) This filing is made on behalf of the Reporting Person.

(b) The address of the Reporting Person is Karen Singer, as Trustee, 212 Vaccaro Drive, Cresskill, NJ 07626.

(c) The principal business of the Reporting Person is managing the assets of the Trust.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person holds 4,556,008 shares of Common Stock, which consists of (a) 3,856,910 shares of Common Stock and (b) 699,098 shares of Preferred Stock.

Item 4. Purpose of Transaction

The Issuer, RCN and a direct, wholly owned subsidiary of RCN (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of June 24, 2007, which is incorporated by reference herein as Exhibit 1 (the “Merger Agreement”), with the Issuer that provides for the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation after the Merger. As a result of the Merger, the Issuer will become a wholly owned subsidiary of RCN. As an inducement for RCN to enter into the Merger Agreement and in consideration thereof, the Reporting Person, along with certain other stockholders of the Issuer, entered into separate Support Agreements with RCN, dated June 24, 2007 (the “Support Agreement”), whereby the Reporting Person, along with certain other stockholders of the Issuer, subject to the limitations set forth therein, agreed that at any meeting (or any adjournment or postponement thereof) of the holders of the Issuer’s Common Stock or in connection with any written consent of the holders of the Issuer’s Common Stock, the Reporting Person, along with certain other stockholders, will vote all of her shares of Common Stock currently beneficially owned by her or acquired by her after such date in favor of matters contemplated in the Merger Agreement. The Reporting Person also granted RCN an irrevocable proxy, subject to the limitations set forth in the Support Agreement, granting RCN the right to vote such shares in favor of such matters, until the expiration or termination of the Support Agreement.

By executing the Support Agreement, the Reporting Person has agreed to vote all of the shares of Common Stock currently beneficially owned by her or acquired by her prior to the termination of the Support Agreement (i) in favor of the Merger and the approval and adoption of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), unless there has been an Adverse Recommendation Change (as defined in the Merger Agreement), and (ii) except as otherwise agreed to in writing in advance by RCN, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer; (B) any sale, lease or transfer of a material amount of the assets of the Issuer, or a reorganization, recapitalization, dissolution or liquidation of the Issuer; (C) any change in the persons who constitute the board of directors of the Issuer that is not approved in advance by at least a majority of the persons who were directors of the Issuer as of the date of the Support Agreements (or their successors who were so approved); (D) any material change in the present capitalization of the Issuer or any amendment of the Issuer’s certificate of incorporation or bylaws not otherwise permitted under the Merger Agreement; or (E) any other action or proposal involving the Issuer that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement. The Support Agreement grants an irrevocable proxy to RCN, subject to the limitations set forth therein, granting RCN the right to vote such shares as specified in clauses (i) and (ii) above. The Support Agreement terminates upon the earlier to occur of (a) the mutual consent of RCN and the Reporting Person in writing, (b) the Effective Time (as defined in the Merger Agreement), (c) the termination of the Merger Agreement pursuant to Article VII thereof, (d) the End Date (as defined in the Merger Agreement and determined without regard to any amendment to the Merger Agreement), (e) an amendment to the Merger Agreement that reduces or otherwise changes the form of the Merger Consideration to which the Reporting Person would have been entitled, or (f) there has been an Adverse Recommendation Change which remains in effect and is not withdrawn for a period of 30 days.

Item 5. Interest in Securities of the Issuer

(a)        As of the date hereof, the Reporting Person beneficially owns 4,556,008 shares of Common Stock of the Issuer, which represents 10.7% of the Issuer’s outstanding Common Stock, which percentage was calculated by dividing (i) the 4,556,008 shares of Common Stock directly held by the Reporting Person as of the date hereof, by (ii) 48,881,655 shares of Common Stock outstanding as of May 1, 2007, based upon the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007.

(b)       The Reporting Person has the sole power to vote and dispose of the 4,556,008 shares of Common Stock directly held by her.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Support Agreement are described under Item 4. The Support Agreement also applies to any shares of Common Stock of the Issuer acquired by the Reporting Person after the date of the Support Agreement.

Item 7.	Material to be Filed as Exhibits

The information contained in the Exhibit Index is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	July 23, 2007	/s/ Karen Singer
Karen Singer

Exhibit Index

1. Agreement and Plan of Merger, dated June 24, 2007, by and among RCN Corporation, Raven Acquisition Corporation and NEON Communications Group, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Forms 8-K filed with the Securities and Exchange Commission on June 25, 2007).

2. Form of Support Agreement (incorporated by reference to Exhibit 99.1 of RCN Corporation’s Form 8-K filed with the Securities and Exchange Commission on June 25, 2007).